UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

B.O.S. Better Online Solutions Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 80.00 per share

(Title of Class of Securities)

M20115180

(CUSIP Number)

Kfir Silberman

L.I.A. Pure Capital Ltd.

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

March 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,207
	8	SHARED VOTING POWER 162,734 (1)
	9	SOLE DISPOSITIVE POWER 59,207
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 221,941
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”). Pure Capital has entered into voting agreements with Next-Line Ltd. (“Next-Line”) and iDnext Ltd. (“iDnext”), pursuant to which Pure Capital has been provided with an irrevocable proxy to vote 50,072 ordinary shares par value NIS 80.00 per share of B.O.S. Better Online Solutions Ltd. (the “Registrant” and the “Ordinary Shares”, respectively), owned by Next-Line and 112,662 Ordinary Shares owned by iDnext.

(2)	Based on a total of 3,655,525 Ordinary Shares outstanding as of February 28, 2019 (based on the Registrant’s immediate report furnished to the Securities and Exchange Commission on March 7, 2019 on Form 6-K).

1	NAME OR REPORTING PERSON Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,207
	8	SHARED VOTING POWER 162,734 (1)
	9	SOLE DISPOSITIVE POWER 59,207
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 221,941
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the control shareholder of Pure Capital. Pure Capital has entered into voting agreements with Next-Line and iDnext, pursuant to which Pure Capital has been provided with an irrevocable proxy to vote 50,072 Ordinary Shares owned by Next-Line and 112,662 Ordinary Shares owned by iDnext.

(2)	Based on a total of 3,655,525 Ordinary Shares outstanding as of February 28, 2019 (based on the Registrant’s immediate report furnished to the Securities and Exchange Commission on March 7, 2019 on Form 6-K).

The undersigned, Pure Capital and Kfir Silberman (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (the “Schedule 13D” or “Schedule”), previously filed on February 7, 2019, with respect to the ordinary shares of par value NIS 80.00 per share (“Ordinary Share”), of the Registrant.   Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following paragraph:

On March 18, 2019, the Reporting Person issued a letter to the Issuer's shareholders. A copy of the letter is filed as Exhibit 6 to this Amendment No. 1.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) – (b) The information included herein are based on a total of 3,655,525 Ordinary Shares outstanding as of February 28, 2019 (based on the Registrant’s immediate report furnished to the Securities and Exchange Commission on March 7, 2019, on Form 6-K).

Pure Capital has the sole dispositive and voting power over 59,207 Ordinary Shares, representing approximately 1.62% of the outstanding share capital of the Registrant. In addition, by virtue of the Voting Agreements, Pure capital has the joint voting power over 162,734 Ordinary Shares representing approximately 4.45% of the outstanding share capital of the Registrant.

Kfir Silberman does not directly own any Ordinary Shares. Mr. Silberman, as the chairman and chief executive officer of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

Based on information provided by Next-Line, Next-Line has the sole dispositive and voting power over 50,072 Ordinary Shares, representing approximately 1.37% of the outstanding share capital of the Registrant.

Based on information provided by iDnext, iDnext has the sole dispositive and voting power over 112,662 Ordinary Shares, representing approximately 3.08% of the outstanding share capital of the Registrant. In addition, iDnext, is the controlling shareholder of Next-Line, and therefore may be deemed to have the joint voting power over 50,072 Ordinary Shares representing approximately 1.37% of the outstanding share capital of the Registrant.

Itshak Shrem, a director nominee proposed by Pure Capital, has sole dispositive and voting power over 35,000 Ordinary Shares, representing approximately 0.96% of the outstanding share capital of the Registrant.

(c) Schedule A annexed hereto lists all transactions in securities of the Registrants by the Reporting Persons during the period since the filing of the Schedule 13D. All of such transactions were effected in the open market.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) N/A.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Voting Agreement by and among L.I.A. Pure Capital Ltd. and Next-Line Ltd., dated February 6, 2019*

Exhibit 2	Voting Agreement by and among L.I.A. Pure Capital Ltd. and iDnext Ltd., dated February 6, 2019*

Exhibit 3	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated February 6, 2019*

Exhibit 4	Demand Letter to Convene a Special General Meeting of the Shareholders of the Registrant, dated February 6, 2019*

Exhibit 5	Position Statement in connection with the Demand Letter to Convene a Special General Meeting of the Shareholders of the Registrant, dated February 6, 2019*

Exhibit 6	Position Statement in connection with the Special General Meeting of the Shareholders of the Registrant, dated March 18, 2019

* Previously filed.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: March 18, 2019

SCHEDULE A

Transactions in Securities of the Registrant Since the Filing of the Schedule 13D

L.I.A. PURE CAPITAL LTD.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of Ordinary Shares	2,000	3.33	02/20/19
Purchase of Ordinary Shares	3,000	3.30	02/26/19
Purchase of Ordinary Shares	3,000	3.54	02/26/19
Purchase of Ordinary Shares	2,000	3.45	02/27/19
Purchase of Ordinary Shares	35	3.57	03/01/19
Purchase of Ordinary Shares	465	3.58	03/01/19
Purchase of Ordinary Shares	2,000	3.32	03/05/19
Purchase of Ordinary Shares	241	3.22	03/06/19
Purchase of Ordinary Shares	300	3.41	03/08/19
Purchase of Ordinary Shares	500	3.42	03/08/19
Purchase of Ordinary Shares	300	3.44	03/08/19
Purchase of Ordinary Shares	200	3.48	03/08/19
Purchase of Ordinary Shares	1,500	3.67	03/12/19
Purchase of Ordinary Shares	1,500	3.75	03/12/19
Purchase of Ordinary Shares	225	3.77	03/12/19
Purchase of Ordinary Shares	1,275	3.78	03/12/19
Purchase of Ordinary Shares	100	3.79	03/12/19
Purchase of Ordinary Shares	1,100	3.8	03/12/19
Purchase of Ordinary Shares	700	3.83	03/12/19
Purchase of Ordinary Shares	200	3.84	03/12/19
Purchase of Ordinary Shares	300	3.85	03/12/19
Purchase of Ordinary Shares	1,301	3.89	03/12/19
Purchase of Ordinary Shares	699	3.9	03/12/19
Purchase of Ordinary Shares	62	3.91	03/12/19
Purchase of Ordinary Shares	100	3.92	03/12/19
Purchase of Ordinary Shares	401	3.93	03/12/19
Purchase of Ordinary Shares	640	3.94	03/12/19
Purchase of Ordinary Shares	1,359	3.95	03/12/19
Purchase of Ordinary Shares	900	3.98	03/12/19